Preliminary Copies

                                  SCHEDULE 14A
                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934


Filed by the Registrant [ ]  Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]   Definitive Proxy Statement

[ ]   Definitive Additional Materials

[ ]   Soliciting Material Pursuant to ss.240.14a-12

                          Career Education Corporation
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                              Robert Steven Bostic
                             James E. Copeland, Jr.
                                 R. William Ide

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

      1. Title of each class of securities to which transaction applies:
      _________________________________________________________________________
      2. Aggregate number of securities to which transaction applies:
      _________________________________________________________________________

      3. Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      _________________________________________________________________________
      4. Proposed maximum aggregate value of transaction:
      _________________________________________________________________________
      5. Total fee paid:
      _________________________________________________________________________

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      6. Amount Previously Paid:
      _________________________________________________________________________
      7. Form, Schedule or Registration Statement No.:
      _________________________________________________________________________
      8. Filing Party:
      _________________________________________________________________________
      9. Date Filed:
      _________________________________________________________________________

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                       2006 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                          CAREER EDUCATION CORPORATION
                          ____________________________

                                 PROXY STATEMENT
                                       OF
                                R. STEVEN BOSTIC
                          ____________________________

To my Fellow Career Education Corporation Stockholders:

      This Proxy Statement and the accompanying BLUE Proxy Card are being furnished to stockholders ("Stockholders") of Career Education Corporation ("CEC") in connection with the solicitation of proxies by Robert Steven Bostic and the other Nominees (as defined below) to be used at the 2006 Annual Meeting (the "Annual Meeting") of Stockholders of CEC to be held at 3:00pm, Central Daylight Time, on Thursday, May 18, 2006 at the Chicago Marriott Northwest, 4800 Columbine Boulevard, Hoffman Estates, Illinois, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the BLUE Proxy Card are first being furnished to Stockholders on or about April [19], 2006.

      At the Annual Meeting, the Mr. Bostic will seek to elect to the Board of Directors of CEC (the "Board") a slate of three nominees, comprised of Mr. Bostic, James E. Copeland, Jr. and R. William Ide in opposition to the slate proposed by the current Board. Each of the nominees (each a "Nominee" and, collectively, the "Nominees") has consented, if elected, to serve as a director of CEC and to being named in this Proxy Statement and in the Nominees' other soliciting materials as a Nominee.

      CEC has significant problems to resolve relating to pending litigation, its probationary status with the Southern Association of Colleges and Schools ("SACS"), and investigations by the U.S. Department of Justice ("DOJ"), the US Department of Education ("DOE"), and other regulatory bodies. We believe that our Nominees are the best qualified candidates to lead CEC in a new direction, solve many of the problems in which CEC is currently embroiled and create Stockholder value.

      THE NOMINEES ARE INDEPENDENT AND COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF CEC CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR BLUE PROXY CARD FOR THE ELECTION OF MESSRS. BOSTIC, COPELAND, AND IDE.

      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

IMPORTANT

      The election of the Nominees requires the affirmative vote of a plurality of the votes cast by Stockholders present in person or represented by proxy, assuming a quorum is present or otherwise represented at the Annual Meeting. As a result, your vote is extremely important in deciding the future of CEC. We urge you to mark, sign, date and return the enclosed BLUE Proxy Card to vote FOR the election of Messrs. Bostic, Copeland, and Ide.

      WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY CEC. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED BY DELIVERING A LATER-DATED PROXY CARD, OR BY VOTING IN PERSON AT THE ANNUAL MEETING, OR BY DELIVERING TO CEC (ATTENTION: JANICE L. BLOCK, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY) A WRITTEN NOTICE STATING THAT THE PROXY IS REVOKED. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

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      If you have any questions about giving your proxy or require assistance, please call:

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue - 20th Floor
                               New York, NY 10022
                   Stockholders Call Toll-Free: 1-877-750-9499
                  Banks or Brokers Call Collect: 1-212-750-5833

      Only holders of record of CEC's voting securities as of the close of business on March 21, 2006, the record date for the Annual Meeting (the "Record Date"), are entitled to notice of and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to CEC's preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on April 5, 2006 under cover of Schedule 14A (the "CEC Preliminary Proxy Statement"), as of the Record Date there were outstanding 98,139,223 shares of common stock, par value $0.01 per share, of CEC ("Shares"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share held on the Record Date.

      As of March 28, 2006, the Nominees and their affiliates collectively may be deemed to beneficially own an aggregate of 1,081,340 Shares, representing approximately 1.1% of the reported outstanding Shares. The Nominees and their affiliates intend to vote such Shares FOR the election of the Nominees.

      PLEASE VOTE FOR MESSRS. BOSTIC, COPELAND AND IDE BY RETURNING YOUR COMPLETED BLUE PROXY CARD TODAY.

BACKGROUND

      In 1995, Mr. Bostic founded the holding company that owned and operated the American InterContinental University ("AIU"), an institution of higher education accredited by SACS consisting of seven branch campuses, and merged his holdings in AIU with CEC in 2001. Mr. Bostic is currently the beneficial owner of 1,081,340 Shares, representing approximately 1.1% of the reported outstanding Shares, which he received in connection with the merger of EduTrek International, Inc. ("EduTrek") with and into CEC. EduTrek was a holding company that owned and operated the American InterContinental University ("AIU"). At the time of the merger, AIU was fully accredited by SACS and had no pending regulatory probes.

      Since CEC has been run by the current management team, it has been the subject of numerous investigations, sanctions, and lawsuits, which the Nominees believe have hurt CEC's student population and the Stockholders. In September of 2004, CEC announced that the DOJ was conducting an investigation concerning CEC, which is ongoing. In June of 2005, the DOE notified CEC that it was reviewing CEC's consolidated financial statements and annual compliance audit opinions for the years 2000 through 2003 and that it was initiating school program reviews at certain of CEC's educational institutions. On December 6, 2005, the Commission on Colleges ("COC") of SACS placed AIU on probationary status for a period of twelve months for numerous violations of SACS' Principles of Accreditation, including regulations relating to "integrity". Probation applies to the entire institution, including all programs, branch campuses and off-campus sites as well as AIU's distance learning program. As stated in COC's Disclosure Statement dated December 14, 2005, regarding the status of AIU, "probation is COC's most serious sanction, short of loss of membership, and is imposed on an institution for failure to correct deficiencies of significant non-compliance." In October of 2005, CEC's Texas Culinary Acadamy ("TCA") was reviewed by the Texas Higher Education Coordinating Board ("THECB") for compliance with certain Texas education laws, and TCA was given 90 days to perform remediation or risk losing degree-granting authority. CEC's Lehigh Valley College ("Lehigh Valley") is currently being reviewed by the Bureau of Consumer Protection of the Office of the Attorney General in Pennsylvania ("Pennsylvania AG"). The Pennsylvania AG has requested certain documents from Lehigh Valley, including information relating to Lehigh Valley's recruitment practices, student complaints, and financial aid policies and procedures, which CEC provided to the Pennsylvania AG in August of 2005. The California Bureau for Private Postsecondary and Vocational Education ("BPPVE") has sought to place CEC's Brooks Institute for Photography ("BIP") on conditional approval to operate, which would result in, among other things, limitations on BIP's right to enroll students until BIP verifies and discloses certain placement information for each 2003 graduate, provides certain assurances about information to be described in manuals used


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by admissions representatives and provides restitution to all students from May
4, 1999 to present. In a press release dated March 16, 2006, CEC announced that a trial judge ruled that the BPPVE improperly issued BIP the Notice, and that the Notice is invalid. The California Department of Consumer Affairs, which oversees the BPPVE, notified BIP that it has not adopted the judge's ruling and has requested additional briefing before deciding whether to adopt, reject, or change the administrative law decision. In May of 2005, CEC's Sanford Brown Institute-Iselin ("SBI-Iselin") received a letter from the New Jersey Department of Labor and Workforce Development ("DLWD") expressing concerns regarding allegations against SBI-Iselin reported in a 60 Minutes segment that aired on January 30, 2005 and requesting an explanation of the issues raised in the 60 Minutes story and an argument that would convince the DLWD that SBI-Iselin should be allowed to continue to operate. SBI-Iselin submitted a formal written response to the DLWD in July 2005 and received verbal confirmation that they could proceed with SBI-Iselin's application submission in September 2005. In January 2006, SBI-Iselin submitted its license renewal application to DLWD for review and is awaiting a response. In addition, CEC and certain members of its senior management are the subject of numerous lawsuits brought by stockholders, current and former students, and employees. Disclosure regarding all of the foregoing investigations, inquiries and litigation can be found in greater detail in CEC's most recent Form 10-K for the fiscal year ending December 31, 2005 and in CEC's other public filings with the SEC. Although it is difficult to assign specific costs to these problems we know CEC is trading at a price to earnings ratio level substantially below many of its peers (see "Market Performace" below).

      In April of 2005, due to his concern about the numerous regulatory actions and lawsuits confronting CEC, as well as the fact that CEC's Shares were trading at a substantial discount to their peers in the education sector, Mr. Bostic submitted four stockholder proposals to be voted upon at CEC's 2005 annual meeting and solicited proxies from CEC's Stockholders in connection with those proposals. Mr. Bostic's proposals, intended to improve CEC's corporate governance, were to (1) withhold authority for each of CEC's three nominees for re-election to the Board, (2) declassify the Board, (3) grant Stockholders holding one-third of the outstanding Shares the right to call a meeting of Stockholders and (4) repeal CEC's stockholder rights plan, or "poison pill". Mr. Bostic's proposals were publicly endorsed Institutional Shareholder Services ("ISS") and Glass Lewis & Co. ("Glass Lewis"), two leading independent proxy advisory firms. In addition, a third leading independent proxy advisory firm, Proxy Governance Inc., recommended that Stockholders withhold their vote from CEC's three nominees and that Stockholders vote in favor of Mr. Bostic's proposal to grant Stockholders holding one-third of the outstanding Shares the right to call a meeting of Stockholders. In its report dated May 13, 2005 prepared in response to the stockholder proposals submitted by Mr. Bostic in 2005, Glass Lewis made the following statements:

      "For shareholders, the last eighteen months at Career Education has been a nightmare that most would love to forget, in our opinion. The stock is down more than 60%, the Company is under investigation by no less than four federal agencies, the board and the Company are being sued in securities class actions and employment lawsuits, some have accused key members of management of timing sales of stock suspiciously well, the Company has been forced to restate three years of financials and key accreditation bodies are threatening to pull credentials that are essential to the Company continuing to do business. We are aware of few companies with as many bad marks... The Company and its schools judge student performance every day; at the annual meeting, we believe shareholders have their chance to turn the tables and declare that the Company has abjectly failed its owners."

      None of the proxy advisory firms referenced above have, as of yet, taken a position with regard to the matters to be voted upon at the Annual Meeting. In its annual report on the 2005 proxy season, ISS noted that at CEC's 2005 annual meeting, 69% of votes cast were withheld from CEC's three nominees. ISS further noted that this "withhold percentage appears to be the highest ever recorded." In spite of the overwhelming withhold vote against CEC's three nominees, all were elected to the Board. The Board accelerated the termination of CEC's shareholder rights plan, or "poison pill", which expired on August 15, 2005. Until faced with another proxy contest, CEC took the position that Mr. Bostic's remaining proposals were non-binding and took no action to implement them.

      Since the 2005 annual meeting, the problems afflicting CEC have not improved and appear to have worsened in light of AIU's probationary status. CEC's stock price continues to languish relative to the price to earnings ratio levels of its peers in the education sector (see "Market Performance"). In Mr. Bostic's view, CEC's recently announced amendments to its organizational documents do not go far enough toward implementing the


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corporate governance reforms that were proposed by Mr. Bostic and so strongly endorsed by CEC's Stockholders at the last annual meeting. Mr. Bostic believes that CEC's Board needs strong, independent advocates for shareholder rights and good corporate governance. In Mr. Bostic's view, the current Board has failed the Stockholders and change is urgently required. In addition, while the three current directors whose terms expire this year and who have been nominated by CEC for re-election at the 2006 annual meeting may technically satisfy the NASDAQ National Market's criteria for director independence, they have been selected by a Nominating and Governance Committee with ties to CEC's senior management. Thomas Lally, the Chairman of the Nominating and Governance Committee, is the former President of Heller Equity Capital Corporation, a venture capital firm that also formerly employed John Larson, CEC's President and Chief Executive Officer, as well as Patrick Pesch, CEC's Executive Vice President and Chief Financial Officer.

      On February 8, 2006, Mr. Bostic sent a letter to Mr. Larson expressing his disappointment with the failure by CEC's Board and management to expeditiously take the actions Mr. Bostic believes are necessary to restore CEC's damaged reputation, enhance the quality of educational standards and programs that are critical to CEC's success, and to address and resolve in a timely way the regulatory and operational problems weighing on CEC. In his letter, Mr. Bostic also requested a public response from CEC not later than February 13, 2006 to seven specific questions about CEC's plans for reforms to address its ongoing regulatory and operational problems. On February 8, 2006, CEC sent a letter to Mr. Bostic's counsel stating that CEC would not comment on the issues raised in the letter prior to CEC's earnings call, scheduled for February 15, 2006. On February 10, 2006, Mr. Bostic issued a press release announcing his intent to nominate an alternate slate of three directors for election to CEC's Board at the 2006 annual meeting, and on February 16, 2006 Mr. Bostic formally notified CEC of his intention to nominate Messrs. Copeland and Ide, in addition to himself, for election to the Board at CEC's 2006 annual meeting.

MARKET PERFORMANCE

      CEC's stock price continues to languish relative to the price to earnings ratio levels of its peers in the education sector. CEC's preliminary proxy statement filed on March 22, 2006 contains "an index of peer companies" which CEC has selected for the purposes of comparing cumulative total returns of CEC against the returns of such "peer companies". The "peer companies" selected by CEC are the following: Apollo Group Inc. ("APOL"), Corinthian Colleges, Inc. ("COCO"), DeVry Inc. ("DV"), Education Management Corporation ("EDMC"), ITT Educational Services, Inc. ("ESI"), and Strayer Education, Inc. ("STRA"). We have set forth below a graph comparing CEC's price to earnings ratio to those of the "peer companies" identified by CEC in its preliminary proxy statement.


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            CEC vs. Peer Group P/E Ratios (Quarterly) - Last 2 Years

                         [GRAPHIC OMITTED - Line Chart]

CEC                       APOL                        COCO
Date         Pe Ratio     Date           Pe Ratio     Date          Pe Ratio
3/31/2004    42.2015      3/31/2004      55.5871      3/31/2004      37.5114
6/30/2004    30.5772      6/30/2004      51.3314      6/30/2004       27.337
9/30/2004    17.4417      9/30/2004      39.2353      9/30/2004      15.6744
12/31/2004   21.8579      12/31/2004     40.1542      12/31/2004     22.1706
3/31/2005    16.7122      3/31/2005        34.77      3/31/2005      18.7143
6/30/2005    16.6409      6/30/2005      33.4274      6/30/2005      16.8026
9/30/2005    15.2618      9/30/2005      26.8785      9/30/2005      19.5147
12/30/2005   14.5095      12/30/2005     22.8937      12/30/2005     20.2931
3/31/2006    16.2349      3/31/2006      18.8824      3/31/2006      24.8276

DV                        EDMC                        ESI
Date         Pe Ratio     Date           Pe Ratio     Date           Pe Ratio
3/31/2004    38.1646      3/31/2004      33.3298      3/31/2004       22.446
6/30/2004     33.439      6/30/2004      31.9029      6/30/2004       24.529
9/30/2004    30.4559      9/30/2004      24.6667      9/30/2004      20.8382
12/31/2004   31.5636      12/31/2004     27.9661      12/31/2004     24.6373
3/31/2005    36.3846      3/31/2005      21.5348      3/31/2005      23.8916
6/30/2005    45.0226      6/30/2005      24.8398      6/30/2005      24.9626
9/30/2005    37.9482      9/30/2005      22.5786      9/30/2005      21.8363
12/30/2005   35.5872      12/30/2005     22.0766      12/30/2005     25.1532
3/31/2006     40.516      3/31/2006      27.4063      3/31/2006      27.2553


STRA
Date         Pe Ratio
3/31/2004    50.1974
6/30/2004    44.9879
9/30/2004     44.751
12/31/2004   40.0693
3/31/2005    38.8082
6/30/2005    28.5629
9/30/2005    30.2949
12/30/2005   28.7423
3/31/2006    31.3681

            Source: Bloomberg, April 19, 2006

Mr. Bostic believes that CEC's positive revenue and earnings growth over the last several years have been largely counterbalanced by the numerous problems in which CEC has been embroiled, as evidenced by CEC's lower price to earnings ratio relative to its peers in the education sector. Mr. Bostic believes that until CEC has new leadership and a fresh approach to solving its problems, CEC's price to earnings ratio will remain lower than its peers. No assurance can be given that the election of Mr. Bostic's nominees will result in any increase in CEC's price to earnings ratio.

WHY VOTE FOR MR. BOSTIC'S NOMINEES?

      On December 6, 2005, COC of SACS placed AIU on probationary status for a period of twelve months for fifteen violations of COC of SACS's Principles of Accreditation. Among other findings, COC of SACS determined CEC not to be in compliance with the "Prologue to Principles of Accreditation: (Integrity of student academic records and accuracy in recruiting and admission practices)." The portion of the Prologue to the Principles of Accreditation that discusses "integrity" states:

            "Integrity, essential to the purpose of higher education, functions as the basic contract defining the relationship between the Commission and each of its member institutions. It is a relationship in which all parties agree to deal honestly and openly with their constituencies and with one another. Without this commitment, no relationship can exist or be sustained between the Commission and its member institutions. The Commission's requirements, policies, processes, procedures, and decisions are predicated on integrity. The Commission on Colleges expects integrity to govern the operation of institutions. Therefore, evidence of intentionally withholding information, deliberately providing inaccurate information to the public, or failing to provide timely and accurate information to the Commission will be seen as the lack of a full commitment to integrity and may result in the loss of membership in the Commission on Colleges."


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      As described above under "Background", on February 8, 2006, Mr. Bostic sent a letter to John Larson, CEC's President and Chief Executive Officer, requesting a public response from CEC not later than February 13, 2006 to seven specific questions about CEC's plans for reforms to address its ongoing regulatory and operational problems. CEC did not provide a response to any of these questions. On February 15, 2006, CEC held its quarterly earnings call for the fiscal year ended December 31, 2005. During the earnings call, CEC's management again did not take the opportunity to address any of the questions raised in Mr. Bostic's February 8, 2006 letter. In light of CEC's failure to respond to any of Mr. Bostic's questions or to otherwise publicly disclose a detailed plan for curing CEC's violations of the COC of SACS' Principles of Accreditation in the time allotted by the COC of SACS, we believe that it is legitimate for stockholders to question whether CEC's current management has a credible plan for preserving CEC's accreditation by SACS.

      We believe that the Nominees' qualifications and experience demonstrate that they can bring to the Board the highest standards of integrity and a commitment to good corporate governance. From 1995 to 2001, Mr. Bostic was the Chairman and Chief Executive Officer of the holding company that owned AIU prior to its acquisition by CEC. During that period, AIU was not cited for any violations of COC of SACS' Criteria for Accreditation, the predecessor to COC of SACS' Principles of Accrediation. To Mr. Bostic's knowledge, from 1995 to 2001, AIU was not cited for, nor did it receive written notice of, non-compliance with SACS criteria. Mr. Copeland is the former Chief Executive Officer of Deloitte & Touche LLP and Deloitte Touche Tohmatsu (collectively "Deloitte & Touche") and currently sits on the board of directors of three public companies. Since approximately June 2003, Mr. Copeland has been a Senior Fellow for Corporate Governance with the U.S. Chamber of Commerce. Mr. Ide is a partner of the law firm McKenna Long & Aldridge LLP ("MLA") and has represented public companies in a number of turnaround and transition situations in a range of industries and market sectors, and he has experience addressing regulatory, competition, capital markets issues. Mr. Ide was Counselor to the United States Olympic Committee, for whom he oversaw the investigation of allegations of malfeasance during the bid for the Salt Lake City Games and the development and implementation of the Committee's correction strategies. Mr. Ide is also a former President of the American Bar Association.

      If elected, the Nominees intend to implement changes in CEC's management policies to the extent necessary to ensure the following :

      o That CEC's centrally administered quality control processes are streamlined and efficient;

      o That CEC's model for targeting and recruiting students results in the admission of high-quality students;

      o That CEC's curriculum development is at a level sufficient to result in high student satisfaction and retention and a low level of bad debt write-offs;

      o That CEC adheres to "best practices" for management training and development in order to create high morale and minimize employee turnover; and

      o That CEC's tuition rates and annual increases are set at levels competitive with and comparable to peer institutions.

      We believe that the implementation of these measures would increase the price to earnings ratio of CEC.

      The Nominees currently do not intend to propose that CEC enter into an extraordinary transaction such as a merger, acquisition or sale of all CEC's assets. However, the Nominees would consider such a transaction, consistent with their fiduciary duties, if such a transaction were proposed.

PARTICIPANTS IN SOLICITATION OF PROXIES

      The Nominees are the sole participants in the solicitation of proxies.


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      Mr. Bostic is the beneficial owner of 456,970 Shares held in brokerage accounts in his name. In addition, Mr. Bostic is the beneficial owner of 613,370 Shares held by the Robert Steven Bostic Revocable Trust, a Florida trust of which Mr. Bostic is the sole trustee. Mr. Bostic is also the beneficial owner of 11,000 Shares held by The Bostic Family Foundation, a charitable foundation administered by Mr. Bostic and members of his family. Other than these holdings, neither Mr. Bostic nor any of his associates owns beneficially, directly or indirectly, any securities of CEC or of any parent or subsidiary of CEC. In aggregate, Mr. Bostic is the beneficial owner of 1,081,340 Shares, representing approximately 1.1% of the reported outstanding Shares. Neither Mr. Bostic nor his affiliates own beneficially, directory or indirectly, any additional securities of CEC or of any parent or subsidiary of CEC.

      Neither Mr. Copeland, nor any of his associates owns beneficially, directly or indirectly, any securities of CEC or of any parent or subsidiary of CEC.

      Neither Mr. Ide, nor any of his associates owns beneficially, directly or indirectly, any securities of CEC or of any parent or subsidiary of CEC.

      Information concerning Messrs. Bostic, Copeland and Ide, including their ages and business backgrounds, may be found below under the heading "PROPOSAL 1:
ELECTION OF DIRECTORS." Mr. Bostic's business address is White Oaks Capital LLC, 1600 Frederica Road #10, St. Simons Island, Georgia 31522. Mr. Copeland's business address is 4359 Riverview Drive, Duluth, GA 30097. Mr. Ide's business address is McKenna Long & Aldridge LLP, 303 Peachtree St. NE, Ste. 5300, Atlanta, GA 30308.

OWNERSHIP OF NOMINEES

      The following table sets forth the number of Shares beneficially owned by each of the Nominees.


                                                                                               Percentage of
                                                                   Number of Shares             Outstanding
                      Name and Address                            Beneficially Owned               Shares
   -------------------------------------------------------- ------------------------------- ---------------------
   R. Steven Bostic                                                   1,081,340                           1.1%

        White Oaks Capital LLC
        1600 Frederica Road #10
        St. Simons Island, Georgia 31522

   James E. Copeland, Jr.                                                     0                             0%

        4359 Riverview Drive
        Duluth, GA 30097

   R. William Ide                                                             0                             0%

        McKenna Long & Aldridge LLP
        303 Peachtree St. NE, Ste. 5300
        Atlanta, GA  30308

      None of the Nominees may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of more than 5% of the reported outstanding Shares.

      All transactions in the securities of CEC effected within the past two years by the Nominees and their affiliates are contained in Appendix I attached hereto.

OTHER INFORMATION

      Other than as disclosed in this Proxy Statement, none of the Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of CEC, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.


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      None of the Nominees has any position or office with CEC.

      Mr. Bostic has no arrangements or understandings with any person pursuant to which he was selected to be a nominee.

      Mr. Bostic has agreed to indemnify Messrs. Copeland and Ide against all liabilities, costs and expenses (including reasonable legal fees and expenses) incurred by them in connection with any threatened, pending or completed claim, demand, action, suit or proceeding to which either Mr. Copeland or Mr. Ide is a party or threatened to be made a party by reason of Mr. Copeland's or Mr. Ide's nomination for election as a director of CEC, except for such liabilities, costs, and expenses arising from either Mr. Copeland's or Mr. Ide's fraud, gross negligence, or willful misconduct.

      Mr. Bostic has agreed with his fellow nominee, Mr. Copeland, that if Mr. Bostic is elected as a director of CEC, Mr. Copeland will not, subject to his fiduciary duties, take any action in his capacity as director of CEC, nor vote in favor of any corporate action by CEC, that would result in Deloitte Touche being either advantaged or disadvantaged in competing for nonaudit services of CEC, so long as Mr. Copeland remains a director of CEC and Mr. Copeland's circumstances comply with the related fee limitations and other requirements related to the independence of directors as set forth by law or by applicable regulations, including those of NASDAQ, or by CEC's Board.

      Mr. Copeland has entered into a Memorandum of Understanding with Deloitte & Touche that requires him as a retired Partner and Chief Executive Officer of Deloitte & Touche to obtain approval from the Chairman of the Board of Directors of Deloitte & Touche for post-retirement activities, including membership on boards of directors. Mr. Copeland has received such approval to serve as a director of the Board, if elected. Mr. Copeland has no further arrangements or understandings with any other person pursuant to which he was selected to be a nominee. Mr. Copeland has agreed with Deloitte & Touche that he will not attempt to sell Deloitte & Touche's services to any company for which he serves as a director, and that Mr. Copeland's compensation and duties as a consultant to Deloitte & Touche would not relate to or involve any services to any such company or its subsidiaries.

      None of the Nominees nor any of their respective associates have any further arrangement or understanding with any person with respect to (A) any future employment by CEC or its affiliates or (B) any future transactions to which CEC or any of its affiliates will or may be a party. None of the Nominees or their respective associates has a material interest in any transaction or series of transactions engaged in by CEC since the beginning of CEC's last fiscal year. However, Mr. Bostic sent a letter to CEC requesting reimbursement for expenses incurred by him during his proxy solicitation for the 2005 annual meeting of Stockholders. None of the Nominees during the past ten years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the entities referred to in this Proxy Statement with which the Nominees have been involved during the past five years is a parent, subsidiary, or other affiliate of CEC.

PROPOSAL 1:  ELECTION OF DIRECTORS

      The Nominees propose that the Stockholders elect Messrs. Bostic, Copeland and Ide as directors of CEC at the Annual Meeting. There can be no assurance as to whether any of CEC's current directors or nominees, if elected, would serve with any of the Nominees if one or more of the Nominees is elected. In the event that one or more of the Nominees is elected and that one or more of CEC's current directors or nominees declines to serve with such Nominee or Nominees, CEC's Amended and Restated Certificate of Incorporation (the "Certificate") provides that director vacancies may be filled by the directors then in office.

      Background information about the Nominees is set forth below. Other than the indemnification arrangements described above under the heading "Other Information". The Nominees are not receiving any compensation from any of the Nominees or any of their affiliates in connection with this proxy solicitation. If elected by the Stockholders at the Annual Meeting, it is expected that a Nominee could receive compensation similar to the compensation received by the other independent directors of CEC.

      ROBERT STEVEN BOSTIC, age 62. Since September 2005, Mr. Bostic's principal occupation is Chairman of White Oaks Capital LLC ("WOC"). WOC's principal business is the ownership of Live Oaks


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Development LLC ("LOD"), First ArtWorks and the Island Design and Architectural
Center ("IDAC"), and its principal business address is 1600 Frederica Road #10, St. Simons Island, Georgia 31522. Since August 2004, Mr. Bostic has served as Chairman of LOD. LOD's principal business is real estate development. Since August 2005, Mr. Bostic has served as Chairman of First ArtWorks. First ArtWorks' principal business is promoting and funding the arts in the K-8 school market. Since May 2005, Mr. Bostic has served as Chairman of IDAC. IDAC's principal business is as a design center. From 1995 until January 2001, Mr. Bostic was the Chairman and Chief Executive Officer of EduTrek, a holding company that owned and operated AIU, an institution of higher education consisting of seven accredited universities. In January 2001, EduTrek was merged with and into CEC. Commencing in January 2001, Mr. Bostic was retired, until he assumed the position of Chairman of LOD in August 2004.

      JAMES E COPELAND, Jr., age 61. Mr. Copeland is retired. From June 1999 until his retirement in May 2003, Mr. Copeland served as a Partner and Chief Executive Officer of Deloitte & Touche. Deloitte & Touche's principal business is the provision of professional services. Mr. Copeland continues to provide consulting services to Deloitte & Touche on an "as needed" basis. His principal residence and place of business is 4359 Riverview Drive, Duluth, GA 30097. Mr. Copeland serves as a member of the Board of Directors of Coca-Cola Enterprises Inc. ("CCE"). CCE's principal business is beverage bottling and distribution. Mr. Copeland also serves as chair of CCE's compensation committee and as a member of CCE's audit, nominating/corporate governance and affiliated transaction committees. Mr. Copeland serves as a member of the Board of Directors of ConocoPhillips ("COP"). COP's principal business is the production and distribution of petroleum. Mr. Copeland also serves on COP's audit committee. Mr. Copeland serves as a member of the Board of Directors of Equifax Inc. ("EFX"). EFX's principal business is the compilation and sale of credit information. Mr. Copeland also serves as the chair of EFX's audit committee. Since June 2003, Mr. Copeland has been a part-time Global Scholar at Georgia State University's J. Mack Robison College of Business. Since approximately June 2003, Mr. Copeland has been a Senior Fellow for Corporate Governance with the U.S. Chamber of Commerce.

      R. WILLIAM IDE, age 65. Since January 2003, Mr. Ide's principal occupation is Partner at the law firm MLA. MLA's principal business is the provision of legal services, and its principal place of business is 303 Peachtree St. NE, Ste. 5300, Atlanta, GA 30308. Mr. Ide serves as a member of the Board of Directors of AFC Enterprises ("AFC"). AFC's principal business is as a franchisor and operator of Popeyes(R) Chicken & Biscuits restaurants. Mr. Ide also serves as chair of AFC's nominating/corporate governance committee and as a member of its executive and audit committees. Mr. Ide serves as a member of the Board of Directors of Albemarle Corporation ("AC"). AC's principal business is chemical production. Mr. Ide also serves on AC's audit and nominating/corporate governance committees. From July 2002 to January 2003 Mr. Ide's principal occupation was Counsel to MLA. From July 2001 to July 2002, Mr. Ide's principal occupation was as an attorney at law in private practice. From November 1996 to June 2001, Mr. Ide served as Senior Vice-President, General Counsel and Secretary of Monsanto Company ("MS"). MS's principal business is the provision of agricultural products to farmers.

      WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF MESSRS. BOSTIC, COPELAND AND IDE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF MESSRS. BOSTIC, COPELAND AND IDE.

      Except as set forth herein, none of the Nominees: (i) owns any securities of CEC of record but not beneficially; (ii) owns beneficially any securities of CEC or any parent or subsidiary of CEC; (iii) has any agreement or understanding with any person with respect to any future employment by CEC or its affiliates;
(iv) has any agreement or understanding with any person with respect to any future transactions to which CEC or any of its affiliates will or may be a party; (v) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of CEC's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which CEC or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vi) borrowed any funds for the purpose of acquiring or holding any securities of CEC; (vii) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of CEC; or (viii) will receive any special compensation in connection with the proxy


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solicitation. Other than as disclosed in this Proxy Statement, no securities of
CEC are beneficially owned by any of the associates of the Nominees.

OTHER PROPOSALS

      PROPOSAL 2: PROPOSAL TO DECLASSIFY THE BOARD

      According to the CEC Preliminary Proxy Statement, at the Annual Meeting, CEC intends to seek Stockholder approval to amend the Certificate to declassify the Board. The proposed amendment provides that beginning at the Annual Meeting, those directors previously elected for three-year terms of office will, upon the expiration of their three-year terms, be eligible for re-election by the Stockholders to one-year terms such that beginning at CEC's 2008 annual meeting of Stockholders, all directors would be subject to annual election to one-year terms.

      Mr. Bostic believes that an immediate, full declassification of the Board would be preferable to the gradual declassification of the Board proposed by CEC. CEC's proposal would not result in the full declassification of the Board until the 2008 annual meeting of the Stockholders. An immediate, full declassification of the Board would, in Mr. Bostic's view, make CEC's directors more accountable to the Stockholders by affording them the opportunity to vote on the election of each director annually, not just once every three years. At CEC's 2005 annual meeting, Stockholders voted 65.5% of the outstanding Shares in favor of Mr. Bostic's proposal for the full declassification of the Board. However, while Mr. Bostic believes that Proposal 1 does not go far enough to make the Board accountable to Stockholders, he believes that it is preferable to retaining a fully staggered Board and accordingly, he recommends that Stockholders vote FOR the Board's proposal to amend the certificate to declassify the Board. Each of the Nominees has indicated that if elected they will propose to accelerate the declassification of the Board.

      The below description is based on the description of Proposal 2 in the CEC Preliminary Proxy Statement.

      PROPOSED AMENDMENT TO CERTIFICATE TO DECLASSIFY THE BOARD

      Article V of the Certificate currently divides the Board into three classes. Directors are elected for three-year terms that are staggered among the three classes. If this proposal is approved by Stockholders, the Certificate will be amended to provide that those directors previously elected for three-year terms of office by the Stockholders will complete their three-year terms and would be eligible for re-election to one-year terms at each annual meeting of Stockholders thereafter. Beginning with the 2008 annual meeting of Stockholders, the declassification of the Board would be complete, and all directors would be subject to annual election to one-year terms.

      The Board has also approved conforming amendments to its By-laws contingent upon approval by the Stockholders of the proposed amendment to the Certificate to declassify the Board. Article III, Section 3.3 of the By-laws currently provides that the CEC's directors may only be removed for cause. If the proposal to declassify the Board is approved, Article III, Section 3.3 of the By-laws will be amended to provide that any director or the entire Board, excepting certain Continuing Classified Directors (as defined in Article V of the proposed Restated Certificate of Incorporation), may be removed from office at any time by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote at an election of directors. The Third Amended and Restated By-laws amending Article III, Section 3.3 of the By-laws, will become effective simultaneously with the effective date of the filing of the Restated Certificate of Incorporation providing for a declassified Board with the Secretary of State of the State of Delaware.

      The proposed Restated Certificate of Incorporation, including the proposed amendment to Article V of the Certificate to declassify the Board is attached to the CEC Preliminary Proxy Statement as Exhibit A, and the above discussion is qualified in its entirety by reference to such exhibit.

      We recommend that you vote FOR the Board's proposal to amend the Certificate to declassify the Board.

      PROPOSAL 3: PROPOSAL TO PERMIT STOCKHOLDERS TO CALL SPECIAL MEETINGS OF STOCKHOLDERS


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      According to the CEC Preliminary Proxy Statement, CEC intends to seek
Stockholder approval to amend CEC's Certificate to permit Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares to call special meetings of Stockholders.

      Mr. Bostic believes that the Stockholders would be better served by a provision permitting Stockholders holding at least thirty-three and one-third percent (33 1/3%) of the outstanding Shares to call special meetings of Stockholders, as was proposed by Mr. Bostic at CEC's 2005 annual meeting and as was endorsed by votes of 64.2% of the outstanding Shares. In Mr. Bostic's view, a threshold of sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares sets the bar for calling a special meeting of Stockholders at an unreasonably high level, especially given that it is substantially higher than the majority threshold that would be required to get many significant matters approved at a special meeting of the Stockholders. Mr. Bostic disagrees with the Board's assertion in the CEC Preliminary Proxy Statement that a threshold of thirty-three and one-third percent (33 1/3%) of the outstanding Shares to call a special meeting of Stockholders would result in disruption to the business of CEC and impose significant administrative and financial burdens on CEC. Rather, Mr. Bostic believes that meeting this threshold would require the consensus of a very substantial block of CEC's Stockholders, and that, this high threshold having been met, Stockholders could only benefit from being permitted a forum in which to bring their concerns before the Company. While Mr. Bostic does not fully support Proposal 3 for the reasons described above, he believes that it is preferable to the current provisions of the Certificate which deny the Stockholders any ability to call a special meeting, and accordingly, he recommends that Stockholders vote FOR the Board's proposal to amend the Certificate to permit Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares to call special meetings of the Stockholders. Each of the Nominees has indicated that if elected they will propose to reduce the threshold to thirty-three and one-third percent (33 1/3%).

      The below description is based on the description of Proposal 3 in the CEC Preliminary Proxy Statement.

      PROPOSED AMENDMENT TO CERTIFICATE TO PERMIT STOCKHOLDERS TO CALL SPECIAL MEETINGS OF STOCKHOLDERS.

      Article VI of the Certificate currently provides that special meetings of Stockholders may only be called pursuant to a resolution approved by a majority of the Board. If this proposal is approved by Stockholders, Article VI will be amended to allow Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares entitled to vote at an election of directors to call a special meeting of stockholders.

      The Board has also approved conforming amendments to the By-laws contingent upon approval by the Stockholders of the proposed amendment to the Certificate to permit Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares to call special meetings of Stockholders. Article II, Section 2.6 of the By-laws currently provides that special meetings of stockholders may be called only by the Board. If this proposal is approved, Article II, Section 2.6 of the By-laws will allow Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares entitled to vote at an election of directors to call a special meeting of Stockholders, subject to certain specified conditions. The Third Amended and Restated By-laws amending Article II, Section 2.6 of the By-laws, will become effective simultaneously with the effective date of the filing of the Restated Certificate of Incorporation permitting the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of shares of Common Stock to call special meetings of stockholders with the Secretary of State of the State of Delaware.

      The proposed Restated Certificate of Incorporation, including the proposed amendment to Article VI of the Certificate to permit the Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares to call special meetings of stockholders, is attached to the CEC Preliminary Proxy Statement as Exhibit A, and the above discussion is qualified in its entirety by reference to such exhibit.

      IMPACT OF THE PROPOSAL ON THE FILLING OF VACANCIES BY THE BOARD

      All vacancies on the Board and newly-created directorships will continue to be filled by the Board. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the same remaining term as that of his or her predecessor and until his or her successor is elected and qualified.


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      We recommend that you vote FOR the proposal to amend the Certificate to permit the Stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Shares of Common Stock entitled to vote at an election of directors to call special meetings of Stockholders.

      PROPOSAL 4: RATIFICATION OF APPOINTMENT OF AUDITORS

      The Audit Committee of the Board has appointed Ernst & Young LLP, independent certified public accountants, to serve as independent auditors of CEC for the year ending December 31, 2006. This firm has audited the accounts of CEC since 2002.

      Stockholder ratification of the selection of Ernst & Young LLP as CEC's independent auditors is not required by CEC's By-Laws or otherwise. However, according to the CEC Preliminary Proxy Statements, the Board is submitting to the stockholders at the Annual Meeting a proposal to ratify the Board' appointment of Ernst & Young LLP. According to the CEC Preliminary Proxy Statement, if a majority of the Shares voted at the Annual Meeting, in person or by proxy, are not voted in favor of the ratification of the appointment of Ernst & Young LLP, the Audit Committee will consider the facts and circumstances surrounding the vote and may reconsider such appointment. According to the CEC Preliminary Proxy Statement, notwithstanding this selection and the ratification of this selection by Stockholders, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of CEC and its stockholders.

      According to the CEC Preliminary Proxy Statement, it is expected that representatives of Ernst & Young LLP will be present at the meeting and will be available to respond to questions. They will be given an opportunity to make a statement if they desire to do so.

      We recommend that you vote FOR the ratification of the appointment of Ernst & Young LLP as the independent auditors of CEC's financial statements for the year ending December 31, 2006.

      IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE FOREGOING PROPOSALS.

VOTING ON OTHER PROPOSALS

      The accompanying BLUE Proxy Card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on, the proposals described above under the heading "Other Proposals" by marking the proper box on the BLUE Proxy Card.

      The Nominees and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed BLUE Proxy Card will vote that proxy on such other matters in accordance with their judgment. The Nominees will not use such discretionary authority to vote the proxies for matters of which the Nominees are aware a reasonable time before the Annual Meeting.

VOTING PROCEDURES

      According to the CEC Preliminary Proxy Statement, the voting procedures for the Annual Meeting are as set forth below. The required quorum for transaction of business at the Annual Meeting will be a majority of the Shares as of the Record Date. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present.

      Stockholders as of the close of business on the Record Date ("Stockholders of Record") are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournments thereof. If you do not hold your Shares through a brokerage firm, bank nominee or other institution, then you are a Stockholder of Record and you may vote using any of the following methods:


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      By Mail: Complete, sign and date the BLUE Proxy Card and return it in the prepaid envelope. Each executed and returned BLUE Proxy Card or voting instruction card will be voted in accordance with the directions indicated thereon, or if no direction is indicated, such proxy will be voted in accordance with the recommendations of the Nominees contained in this Proxy Statement. If you are a stockholder of record, and the prepaid envelope is missing, please mail your completed proxy card to Messrs. Bostic, Copeland and Ide c/o Innisfree M&A Incorporated, 501 Madison Avenue - 20th Floor, New York, NY 10022.

      In person at the Annual Meeting: If you attend the Annual Meeting, you may deliver your completed BLUE Proxy Card in person, or you may vote in person. If you hold your shares in a stock brokerage account or by a bank or other holder of record, you will not be able to vote in person at the Annual Meeting unless you have previously requested and obtained a "legal proxy" from your bank, broker or other nominee and present it at the Annual Meeting.

      If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE Proxy Card to be signed representing your shares.

      Your vote is important. Whether or not you are able to attend the Annual Meeting, we urge you to complete the enclosed BLUE Proxy Card and return it in the enclosed self-addressed pre-paid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE PERSONS NAMED ON THE ENCLOSED BLUE PROXY CARD WILL VOTE YOUR SHARES FOR MESSRS. BOSTIC, COPELAND AND IDE WITH RESPECT TO PROPOSAL 1, AND FOR PROPOSAL 2, FOR PROPOSAL 3 AND FOR PROPOSAL 4.

PROXY PROCEDURES

      WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF MESSRS. BOSTIC, COPELAND AND IDE. IF YOU WISH TO DO SO, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

      If you have any questions about giving your proxy or require assistance, please call:

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue - 20th Floor
                               New York, NY 10022
                   Stockholders Call Toll-Free: 1-877-750-9499
                  Banks or Brokers Call Collect: 1-212-750-5833

      The accompanying BLUE Proxy Card will be voted at the Annual Meeting in accordance with your instructions on such card.

REVOCATION OF PROXIES

      Any Stockholder who has mailed a WHITE Proxy Card to CEC may revoke it before it is voted by mailing a duly executed proxy card to the Nominees bearing a date LATER than the proxy card delivered to CEC. Proxies may also be revoked at any time prior to voting by: (i) delivering to CEC (Attention: Janice L. Block, Senior Vice President, General Counsel and Secretary) a written notice stating that the proxy is revoked; (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously; or (iii) attending the Annual Meeting and voting in person.

      Only Stockholders of Record will be entitled to vote. If you were a Stockholder of Record, you will retain your voting rights at the Annual Meeting even if you sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the BLUE Proxy Card, even if you sell such Shares after the Record Date.


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      IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK
NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

SOLICITATION OF PROXIES

      Mr. Bostic and the other Nominees may solicit proxies. Proxies will be solicited by mail, advertisement, telephone, facsimile, other electronic means and in person. None of those persons will receive additional compensation for their solicitation efforts.

      In addition, Mr. Bostic has retained Innisfree M&A Incorporated ("Innisfree") to assist in this proxy solicitation, for which services Innisfree will be paid a fee not to exceed $150,000. Innisfree will also be reimbursed for its reasonable out-of-pocket expenses. Mr. Bostic has also agreed to indemnify Innisfree against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that 75 persons will be employed by Innisfree to solicit Stockholders.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Shares. Mr. Bostic will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to beneficial owners.

      Mr. Bostic's estimate of the total cost to be incurred in connection with this proxy solicitation is between $1,000,000 and $1,500,000. To date, approximately $500,000 has been incurred in connection with this proxy solicitation. Mr. Bostic will bear the costs of this proxy solicitation and, if successful, will seek reimbursement of the costs from CEC. The affirmative vote of the directors other than Mr. Bostic's Nominees would be required to approve such reimbursement. The Board would be informed of Mr. Bostic's interest in receiving reimbursement and would be required to evaluate the requested reimbursement consistent with their fiduciary duties to CEC and its Stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations, printing, advertising, postage, and related expenses and fees.

ADDITIONAL INFORMATION

      Certain information regarding the securities of CEC held by CEC's directors, nominees, management and Stockholders holding 5% or more of the outstanding Shares is contained in the CEC Preliminary Proxy Statement. Information concerning the date by which proposals of Stockholders intended to be presented at the Annual Meeting must be received by CEC for inclusion in the 2006 Proxy Statement and form of proxy for the Annual Meeting is contained in CEC's Proxy Statement for CEC's 2005 annual meeting of Stockholders. This information is contained in CEC's public filings. The Nominees assume no responsibility for the accuracy or completeness of such information.

                     [remainder of page intentionally blank]


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Date: March 28, 2006

                                       /s/ Robert Steven Bostic
                                       -----------------------------------------
                                       Robert Steven Bostic


                                       /s/ James E. Copeland, Jr.
                                       -----------------------------------------
                                       James E. Copeland, Jr.


                                       /s/ R. William Ide
                                       -----------------------------------------
                                       R. William Ide

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                                   APPENDIX I

                            SUPPLEMENTAL INFORMATION

      Set forth below are the dates and amounts of each Nominee's purchases and sales of Shares within the past two years.

--------------------------------------------------------------------------------------------------
                                                                       Transaction        Number
                              Name                       Date             Type           of Shares
--------------------------------------------------------------------------------------------------
R. Steven Bostic                                       08/11/04        Sell Shares        300,000

James E. Copeland, Jr.                                                    None

R. William Ide                                                            None
--------------------------------------------------------------------------------------------------


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IMPORTANT

1. If your shares are held in your own name, please mark, date and mail the enclosed BLUE Proxy Card to our Proxy Solicitor, Innisfree M&A Incorporated, 501 Madison Avenue - 20th Floor, New York, NY 10022, in the postage-paid envelope provided.

2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE Proxy Card to be signed representing your shares.

      If you have already submitted a WHITE Proxy Card to CEC for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees by marking, signing, dating and returning the enclosed BLUE Proxy Card for the Annual Meeting, which must be dated after any proxy you may have submitted to CEC. ONLY YOUR LATEST DATED DULY EXECUTED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING. Proxies may also be revoked at any time prior to voting by: (i) delivering to CEC (Attention: Janice L. Block, Senior Vice President, General Counsel and Secretary) a written notice stating that the proxy is revoked; (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously; or (iii) attending the Annual Meeting and voting in person.

3. If you have any questions about giving your proxy or require assistance, please call:

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue - 20th Floor
                               New York, NY 10022
                   Stockholders Call Toll-Free: 1-877-750-9499
                  Banks or Brokers Call Collect: 1-212-750-5833

                                                                         PRRN14A
                                                              Preliminary Copies


                                   PROXY CARD

                          CAREER EDUCATION CORPORATION
                         ANNUAL MEETING OF STOCKHOLDERS

                           THIS PROXY IS SOLICITED BY
                                R. STEVEN BOSTIC

The undersigned hereby appoints Messrs. R. Steven Bostic, James E. Copeland, Jr. and R. William Ide and each of them, as proxies, with full power of substitution, to vote the stock of Career Education Corporation ("CEC") which the undersigned may be entitled to vote at the Annual Meeting of Stockholders or at any adjournment or postponements thereof, upon the matters set forth in the Proxy Statement of Mr. Bostic and upon such other matters as may properly come before the meeting, and revokes any previous proxies with respect to the matters covered by this proxy. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED OR INSTRUCTIONS WILL BE GIVEN AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (i) FOR MESSRS. R. STEVEN BOSTIC, JAMES E. COPELAND, JR. AND R. WILLIAM IDE FOR DIRECTORS, (ii) FOR THE PROPOSAL TO DECLASSIFY THE BOARD, (iii) FOR THE PROPOSAL TO PERMIT STOCKHOLDERS TO CALL SPECIAL MEETINGS OF STOCKHOLDERS AND (iv) FOR THE RATIFICATION OF APPOINTMENT OF AUDITORS. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. If one or more of Mr. Bostic's nominees for director is unable or declines to serve as director, this proxy will be voted for any nominee that Mr. Bostic designates.

Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope.

YOUR VOTE IS VERY IMPORTANT TO US.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                                                                         PRRN14A
                                                              Preliminary Copies


|X| Please mark votes as in this example.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder.

WE RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1
BELOW.

1. Election of Directors - Nominees:

--------------------------------------------------------------------------------

Nominee
-----------------------------------------
(01) R. Steven Bostic
-----------------------------------------        FOR               WITHHOLD
(02) James E. Copeland, Jr.                      all               from all
-----------------------------------------      nominees            nominees
(03) R. William Ide                              [ ]                 [ ]
-----------------------------------------

--------------------------------------------------------------------------------
Instruction: To withhold authority
for individual nominee(s), print name(s): ______________________________________


--------------------------------------------------------------------------------

      We intend to use this proxy to vote FOR Messrs. Bostic, Copeland and Ide.

      There is no assurance that any of CEC's nominees will serve as directors if Messrs. Bostic, Copeland or Ide is elected to the Board of Directors. In the event that one or more of Mr. Bostic's nominees is elected and that one or more of the CEC nominees declines to serve with such nominee or nominees, then the Second Amended and Restated By-laws of CEC provide that director vacancies may be filled by a majority vote of the directors then in office.

      WE RECOMMEND A VOTE "FOR" PROPOSALS 2, 3 AND 4  BELOW

--------------------------------------------------------------------------------
                                            FOR         AGAINST       Abstain

--------------------------------------------------------------------------------
                                            [ ]           [ ]           [ ]
2.  Proposal to Declassify the Board
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                            [ ]           [ ]           [ ]
3. Proposal to Permit Stockholders to
call Special Meetings of Stockholders
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                            [ ]           [ ]           [ ]

4. Ratification of Appointment of Auditors
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Dated
--------------------------------------------------------------------------------

Signature(s)
--------------------------------------------------------------------------------

Signature(s)
--------------------------------------------------------------------------------

      Note: Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both must sign. When signing as executor, administrator, trustee or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.